Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

February 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 29, 2022
File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), as a follow up to our previous telephone conference regarding certain questions raised in connection with our response letter dated January 20, 2023 which was filed on EDGAR.

As a result of this telephone conference, staff directed us to review SEC Staff Accounting Bulletin No. 99 (“Staff Bulletin”) regarding the Company’s assessment of the materiality of the Company’s contingent liability disclosure in a rescission factor it proposes to include in the prospectus.  As described in the Staff Bulletin, the Company must assess materiality in the context as to whether the omission or item giving rise to a contingent liability would have been viewed by the investor as having significantly altered the total mix of information made available to such investor. This analysis requires Company management to consider both quantitative and qualitative factors in assessing an item’s materiality.

Quantitative Analysis

The Company believes that the maximum contingent liability arising from rescission claims that could arise is $12.7 million.  The Company updated its Prospectus dated January 8,

United States Securities and Exchange Commission

February 1, 2023

2021 with supplements filed with the SEC on February 28, 2022, March 31, 2022, May 2, 2022, June 30, 2022, August 1, 2022 and September 1, 2022.  In each Supplement, the following disclosures were made to investors:

“INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company has elected to incorporate by reference into this Prospectus the information we file with the SEC. This permits us to disclose important information to you by referring you to the documents that contain subsequently filed information with the SEC. When we file information with the SEC, the information that we file subsequently will automatically update this Prospectus. If there is a conflict or inconsistency between the information set forth in the Prospectus and/or information incorporated by reference into the Prospectus, we encourage you to rely on the information contained in the document that was filed later.

Accordingly, we incorporate by reference the documents listed below and any filings we make with the SEC:

(i)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021;
(ii)

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021, filed with the SEC on May 14, 2021, August 12, 2021, and November 12, 2021, respectively; and

(iii)	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2022, January 10, 2022, October 28, 2021, September 28, 2021, August 6, 2021, and March 10, 2021, respectively.

Our periodic and current reports contain important information about the Company. We believe these reports provide additional information to our investors. We will provide to each investor, including any beneficial owner, to whom a Prospectus is delivered, at no cost, a copy of any or all of the documents that are incorporated by reference to this Prospectus but not delivered with this Prospectus, upon written or telephonic request to us at our principal executive offices at the following telephone number and address: 915 West Imperial Highway, Suite 120, Brea, California 92821, telephone: (714) 671-5720.”

The Company believes that investors that purchased Notes during the period commencing February 28, 2022 and continuing through the filing of its post-effective amendment were clearly advised that the Prospectus included its subsequently filed annual reports on Form 10-K and quarterly reports on Form 10-Q.  Given the clear notice of an election made by the Company to utilize forward incorporation by reference to subsequently filed reports on Form 10-K and Form 10-Q, the Company believes that a quantitative analysis of the scope of the contingent liability should be limited to the period commencing on October 9, 2021 and ending on February 28, 2022.

United States Securities and Exchange Commission

February 1, 2023

Accordingly, the following table represents sales of the Company’s Notes made during the period commencing when the Company’s financial statements needed to be updated, namely October 9, 2021 through February 28, 2022:

	Number of Sales	Total Amount	Percentage of Total Amount
Institutional/special relationship investors (1)	7	$10,459,709	82%
Other investors (2)	32	$2,239,312	18%
Total	39	$12,699,021	100%

(1)	These investors included an institutional investor, a former Board member, a former executive officer of the Company’s largest equity owner and persons whom have had a close, long-time relationship with the Company.

(2)	Of the 32 investors, 25 consist of repeat investors who are familiar with the Company’s website, annual and quarterly reports and have purchased the Company’s debt securities in previous debt securities offerings.

After reviewing the sales made during this period, investor status and financial information made available to the investors identified in the institutional/special relationship category in the table noted above, Company management has estimated that the amount of the contingent liability for rescission claims is $2.2 million.  Company management has further reviewed its financial position and financial statements and believes that this contingent liability will not have a material effect on its liquidity, statement of cash flows, income statement, balance sheet and will not materially impact its ability to make required payments of principal and interest on its Notes and Debt Certificates offered under the Prospectus.  We base this conclusion on the following quantitative factors:

(i)	As of December 31, 2022, the Company had $9.5 million in cash and cash equivalents;
(ii)	The Company has an investment in an annuity with a cash surrender value of $914,000;
(iii)	Total available liquidity is $10.4 million;
(iv)	The Company has $12.0 million in unused lines of credit;
(v)	As of December 31, 2022, total cash, cash equivalents and unused borrowing capacity totals $22.4 million; and
(vi)	The Company can also generate cash liquidity from the sale of its mortgage loans ($3.7 million, $14.0 million and $19.8 million in mortgage loans were sold in 2022, 2021 and 2020, respectively).

United States Securities and Exchange Commission

February 1, 2023

In summary, Company management has undertaken a quantitative analysis of its contingent liability for potential rescission claims and believes that this item will not materially compromise its ability to timely pay its obligations on the Notes and Debt Certificates offered under the Prospectus in accordance with their terms.

Qualitative Analysis

As set forth in the Staff Bulletin 99, the Company must evaluate other qualitative factors that could have a material effect on the Company’s financial statements and operations.  After undertaking this analysis, Company management submits that this contingent liability does not:

(i)	arise from an item capable of precise measurement;
(ii)	mask a change in earnings or other trends;
(iii)	change a loss into income or vice versa;
(iv)	concern a significant segment of the Company’s business, operations or profitability;
(v)	affect the Company’s compliance with regulatory requirements;
(vi)	affect the Company’s compliance with its loan covenants; or
(vii)	involve the concealment of an unlawful transaction.

Each of the foregoing factors were listed in the Staff Bulletin as possible considerations that could render material a quantitatively small misstatement of a financial statement item.

We further submit that potential claims made for a violation of Section 5 of the Securities Act of 1933 requesting rescission under Section 12(a)(1) will be subject to a one-year statute of limitations set forth in Section 13.  As a result, many of the potential claims could be barred by the statute of limitations.

Finally, the Company has carefully reviewed the sales that could be subject to a potential rescission claim, the identity of each investor, the previous investment experience and dealings of the investor with the Company when making an investment, the Company’s legal position, possible courses, costs and timing of prevailing in a legal action for rescission when reaching this conclusion.  As noted in the case, IBEW Local Union No. 58 Pension Trust Fund & Annuity Fund et al v. The Royal Bank of Scotland Group, PLC, et al., 2 U.S. Circuit Court of Appeals (April 15, 2015), a company prevailed on materiality grounds in a motion to dismiss for failure to state a claim for securities fraud based upon a finding that the quantitative and qualitative factors for assessing materiality as set forth in the Staff Bulletin did not support the legal sufficiency for the complaint.

For the reasons set forth above, Company management believes that the contingent liabilities for a potential rescission claim will not materially impact its liquidity, financial

United States Securities and Exchange Commission

February 1, 2023

statements and its ability to honor its obligations under the Notes and Debt Certificates offered under this Prospectus.

We also included with this correspondence a revised risk factor for your review which we intend to submit as part of a new Post-Effective Amendment to be filed with the SEC.

Should you have additional questions or comments regarding this matter, please contact me at (813) 204-6401.

Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS/kd

Enclosures

cc: Joseph W. Turner, Jr.

United States Securities and Exchange Commission

February 1, 2023

Enclosure:

We may face potential claims from certain holders of our 2021 Class A Notes requesting a rescission of their investment made in our Notes.

Under Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), when a prospectus is used more than nine months after the effective date of the registration statement, audited financial statements included in the prospectus must be as of a date not more than sixteen months prior to such use. When the Company filed its Registration Statement on Form S-1, which was declared effective on January 8, 2021, and subsequently filed Supplements to its Prospectus with the SEC, it included language in its Prospectus which was intended to serve as an election made to incorporate future filings of its audited and unaudited financial statements filed on Form 10-K and Form 10-Q as part of its Prospectus.

If the Company failed to make a proper election and include necessary language permitting it to use forward incorporation by reference of subsequently filed Exchange Act reports, including its audited financial statements for the year ended December 31, 2021, certain investors that purchased our 2021 Class A Notes during the period commencing on October 9, 2021 and ending on the date the Company filed a post-effective amendment to its registration statement may have a claim for rescission of their investment under Section 5 of the Securities Act based upon a claim that the Prospectus failed to include updated financial statements.

While the Company made these subsequent filings on Form 10-K and Form 10-Q available to its investors on its Company website, advised investors that its annual and periodic reports on its website should be reviewed prior to making an investment in our Notes and believes it acted in good faith when attempting to make an election to use forward incorporation by reference of subsequently filed Exchange Act reports in its Registration Statement and Supplements to its Prospectus, no assurances can be given that the Company would be successful in defending these potential rescission claims. Company management has concluded that its potential rescission liabilities, however, will not materially compromise its ability to timely pay its obligations under the 2021 Class A Notes and Debt Certificates offered under this Prospectus in accordance with their terms.